InBev

RECEIVED

Securities and Exchange Commission 2007 APR -5 A 8:34
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn. Mrs. Mary Cascio

OFFICE OF INTERNATIONAL CORPORATE FINANCE

07022326

By courier

Leuven, 30 March, 2007

SUPPL

Dear Madam,

Subject: ~~Interbrew S.A.~~ InBev (the "Company") — Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934
Interbrew's file number: **82-5159**

Enclosed herewith is information to be furnished to the Securities and Exchange Commission pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act").

In accordance with subparagraphs (4) and (5) of the Rule, the information and documents furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information or document pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

In the event that any questions should arise in connection with this matter, please contact the undersigned in Belgium at Vaartstraat 94, B-3000 Leuven, telephone: +32.16.27.5870, fax: +32.16.50.5870, e-mail: benoit.loore@inbev.com.

Very truly yours,

PROCESSED
APR 1 1 2007
THOMSON FINANCIAL

Benoît Loore
Assistant Corporate Secretary

Enclosure: press release

dlw 4/6

Labatt offer for Lakeport brewing Income Fund successful Labatt Breweries of Canada acquires all of the Trust Units of Lakeport

InBev (Euronext/ INB) announced today that holders ("Unitholders") of trust units ("Units") of Lakeport Brewing Income Fund (TSX: TFR.UN) ("Lakeport") holding in the aggregate 6,578,080 Units, representing approximately 91.43% of the Units on a fully-diluted basis, have tendered their Units under the offer launched by Labatt Brewing Company Limited ("Labatt"), dated February 21, 2007, for all of the Units of Lakeport (the "Offer").

All of the conditions of the Offer having been satisfied, Labatt has taken up and paid for the Units deposited under the Offer. Subsequent to the compulsory acquisition of the non-tendered Units, Lakeport will become wholly-owned by Labatt. Accordingly, Lakeport will be making application to have the Units delisted from the Toronto Stock Exchange and will be taking steps to give notice and obtain appropriate orders to permit it to cease being a reporting issuer under Canadian securities legislation.

Dutch and French versions of this press release will be posted on www.InBev.com later today.

About Lakeport
Lakeport Brewing Income Fund is an Ontario-based brewery focused on producing value-priced beer for the Ontario market. Lakeport produces nine proprietary beer brands, two of which, Lakeport Honey Lager and Lakeport Pilsener, are among the top selling brands in the province. Lakeport has approximately 200 full-time employees at its production facility in Hamilton, Ontario. Lakeport's trust units trade on the TSX under the symbol TFR.UN (TFR stands for two-four).

About Labatt
Founded in London, Ontario in 1847 and the proud brewer of more than 60 quality beer brands, Labatt is Canada's largest brewery.

About InBev
InBev is a publicly traded company (Euronext: INB) based in Leuven, Belgium. The company's origins date back to 1366, and today it is the leading global brewer. InBev's strategy is to strengthen its local platforms by building significant positions in the world's major beer markets through organic growth, world-class efficiency, targeted external growth, and by putting consumers first. InBev has a portfolio of more than 200 brands, including Stella Artois®, Brahma®, Beck's®, Leffe® and Skol® - the third-largest selling beer brand in the world. InBev employs some 86 000 people, running operations in over 30 countries across the Americas, Europe and Asia Pacific. In 2006, InBev realized 13.3 billion euro of revenue.
For further information visit www.InBev.com

Contact information

Marianne Amssoms
Vice President External Communications
Tel: +32-16-27-67-11
E-mail: marianne.amssoms@inbev.com

Thelke Gerdes
Investor Relations Manager
Tel: +32-16-27-68-88
E-mail: thelke.gerdes@inbev.com

Philip Ludwig
Vice President Investor Relations
Tel: +32-16-27-62-43
Fax: +32-16-50-62-43
E-mail: philip.ludwig@inbev.com

END